 Exhibit 99.1

FEMSA Comercio enters convenience store space in Chile

Monterrey, Mexico, June 6, 2016 — FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio") announced today that it has acquired Big John, a leading convenience store operator based in Santiago, Chile.

Following its acquisition of a majority stake in Chilean drugstore operator Socofar in the second half of 2015, FEMSA Comercio today reiterated its appetite to pursue incremental growth opportunities in the region by acquiring Big John, which today operates 49 stores mainly in the Santiago metropolitan area.

This transaction represents another important step for FEMSA Comercio as it brings its considerable expertise in the convenience store format to the Chilean market, acquiring a strong local operator with a leading banner and attractive growth prospects while establishing a solid base from which to expand in the region.

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About FEMSA Comercio

FEMSA Comercio operates several small-format retail chains in Mexico, Chile and Colombia, including OXXO stores; Yza, Moderna, Farmacon and Cruz Verde drugstores, and Maicao beauty stores. In addition, it operates OXXO Gas service stations and Doña Tota quick service restaurants. Through its various formats, FEMSA Comercio serves more than 11 million consumers every day.

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO; a Fuel Division, operating the OXXO GAS chain of retail service stations; and a Health Division, which includes its drugstore and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.